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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  September, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.     Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NEUROCHEM INC.
September 28, 2006

                                     By: /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary



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                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM (LOGO)]                                 Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:


Lise Hebert, Ph.D.                                         Tel: (450) 680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com
                                                           ---------------------


                NEUROCHEM MARKETING AUTHORIZATION APPLICATION FOR
                     KIACTA(TM) ACCEPTED FOR REVIEW BY EMEA


ECUBLENS, SWITZERLAND, SEPTEMBER 28, 2006 -- Neurochem (International) Limited (Neurochem), a wholly-owned subsidiary of Neurochem Inc. (NASDAQ: NRMX; TSX:
NRM), announces today that its Marketing Authorization Application (MAA) for eprodisate (Kiacta(TM); formerly Fibrillex(TM) has been validated by the European Medicines Agency (EMEA), which confirms that the regulatory review has started. The Company is seeking marketing approval of its investigational product candidate, Kiacta(TM), for the treatment of Amyloid A (AA) amyloidosis in the European Union (EU).

The MAA for Kiacta(TM) will be reviewed under the Centralized Procedure, where marketing authorization is applied for all EU Member States (numbering 25 countries today), plus Norway and Iceland. Kiacta(TM) has been designated as an Orphan Medicinal Product in Europe, which normally provides ten years of market exclusivity upon regulatory approval.

"Neurochem looks forward to working with the European Authorities as they begin the review process for Kiacta(TM) as a potential and specific treatment for AA amyloidosis," said Dr. Francesco Bellini, Chairman, President and Chief Executive Officer of Neurochem Inc. "We remain committed to the advancement of this product candidate with the hope of making it available as soon as possible to the doctors and the patients who could benefit from Kiacta(TM)."

In August 2006, Neurochem Inc. received an approvable letter from the U.S. Food and Drug Administration (FDA) for Kiacta(TM) for the treatment of AA amyloidosis. Neurochem Inc. plans to respond to the FDA and submit an amendment to the New Drug Application shortly.

Neurochem has an exclusive collaboration and distribution agreement for Kiacta(TM) with Centocor, Inc.





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ABOUT KIACTA(TM)

Kiacta(TM) was investigated in a landmark international, randomized, double-blind, placebo-controlled, and parallel-designed clinical trial in which 183 patients were enrolled at 27 sites around the world. Patients who completed the clinical trial were eligible for enrollment in an ongoing open-label extension study.

ABOUT AMYLOID A (AA) AMYLOIDOSIS

A progressive and fatal condition, AA amyloidosis occurs in a proportion of patients with chronic inflammatory disorders, chronic infections and inherited diseases such as Familial Mediterranean Fever. The kidney is the organ most frequently affected and progression to dialysis and end stage renal disease is the most common cause of death in this disease. Currently, there is no approved therapy to treat AA amyloidosis and about half of all patients diagnosed with the disease die within five years of diagnosis.

ABOUT NEUROCHEM INC.

Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Kiacta(TM)) is currently being developed for the treatment of AA amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration and European Medicines Agency. Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 (877) 680-4500 or visit our Web Site at www.neurochem.com.



This news release contains forward-looking statements regarding eprodisate (Kiacta(TM)), as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve eprodisate (Kiacta(TM)) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neither Neurochem Inc., nor Neurochem (International) Limited undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. Please see Neurochem Inc.'s Annual Information Form for further risk factors that might affect Neurochem Inc., Neurochem (International) Limited and their respective businesses.